EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)

                                          For the
                                        Nine Months      For the Year Ended December 31,
                                           Ended    --------------------------------------------------
                                          09/30/03    2002 (c)    2001       2000      1999      1998
                                         ---------  ---------  --------- --------- --------- ---------
Income From Continuing Operations:..       $36,247    $39,408    $28,628   $24,446   $20,527   $19,182
Add Back:
  Interest Expense (a)...................   19,915     25,986     27,666    24,307    18,189    13,813
                                          --------- ---------  --------- --------- --------- ---------
    Earnings Available for Fixed Charges   $56,162    $65,394    $56,294   $48,753   $38,716   $32,995
                                          --------- ---------  --------- --------- --------- ---------
Combined Fixed Charges and Preferred
Stock Dividends:
  Interest Incurred (a)..................  $31,475    $39,865    $39,380   $32,348   $22,283   $16,044
  Preferred Stock Dividends..............    6,674      8,579      3,666     3,666     2,036        --
                                          --------   ---------  --------- --------- --------- ---------
    Total Combined Fixed Charges and
    Preferred Stock Dividends............  $38,149    $48,444    $43,046   $36,014   $24,319   $16,044
                                          --------   ---------  --------- --------- --------- ---------
Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends(b).......     1.47       1.35       1.31      1.35      1.59      2.06

____________

  This amount excludes interest expense related to discontinued operations for all periods presented.

  For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuting operations before income taxes and fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

  Pursuant to SFAS 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", in 2003 we reclassified the 2002 loss on early extinguishment of debt to continuing operations. In 2002, this loss was classified as an extraordinary item as previously required under SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt". Amounts shown for 2002 have been adjusted to reflect this reclassification.